

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 22, 2017

<u>Via E-mail</u>
Marc Isaacson
Chief Executive Officer
Ithrive PH, Inc.
5415 W. Cedar Lane
Bethesda, MD 20814

> **Re: Ithrive PH, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed November 9, 2017**
> **File No. 024-10692**

Dear Mr. Isaacson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2017 letter.

<u>Part I</u>

1.   We note your response to comment 1. Please reconcile your disclosure between Part I and Part II. For example:

- Your financial statements reflect a net loss of $455,520; however in Part I you have listed net income of $455,520.
- Under Item 4 you disclose the estimated net proceeds to be $11,400,000. However, in Part II you have estimated the net proceeds to be $23,750,000.

Part II

Dilution, page 27

2.   You use negative $1.2 million net tangible book value before offering, and 10,328,788 Class A stock and 17,671,212 Class B stock issued and outstanding before offering in your dilution calculation. These amounts do not appear to correspond to the financial statements provided in the filing. Please revise the dilution information using your latest financial information included in the filing and the number of shares outstanding as of the date of your latest balance sheet provided. Additionally, please tell us how you have considered the offering expenses and broker-dealer fees disclosed on page 35 in your calculations.

Security Ownership of Management and Certain Securityholders, page 52

3.   We note your response to comment 7. However, the total Class A shares in the table do not reconcile with the number of shares held by each beneficial owner. Please revise.

Signatures, page 59

4.   Please have your principal financial officer and principal accounting officer sign the offering statement and date all signatures. Refer to Instruction 1 to Signatures of Form 1-A.

Section F/S, page 61

5.   Please amend to provide interim financial statements as required by paragraphs (b)(3)(B) and (b)(4) of Part F/S to Form 1-A.

        You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Kendall Almerico
        DiMuroGinsberg, P.C.